FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

News Releases: July 6th, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: July 6th, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

GETTY COPPER INC.

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada V6C 2W2

Trading Symbol TSX: GTC

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

GETTY COPPER INC. CAUSED TO RE-EXAMINE 2002 TRANSACTIONS

Vancouver, British Columbia, Canada

July 06, 2004

The Board of Directors of Getty Copper Inc. (GTC-TSX-VENTURE) “Getty” wishes to announce that it has recently become aware of information that has caused it to re-examine a related party transaction entered into by the Company in 2002 with a company controlled by a director and officer of the Company.

On November 8, 2002 pursuant to a Mineral Property Interest Sale Agreement (MPISA) the Company agreed to acquire interests in certain mineral properties from Robak Industries Ltd., a company controlled by John Lepinski. Mr. Lepinski was a director and officer of the Company in 2002 and remains such. Mr. Lepinski was also a shareholder in the Company through related companies, including Robak, in 2002 and remains such. Pursuant to the MPISA, Robak agreed to transfer 100% interest in two satellite properties and 50% of the Getty South property to the Company.  In exchange, Robak received 12,000,000 (6,000,000 post-consolidation) shares and a 1.5% Net Smelter Return (NSR). The MPISA also required the Company to carry Robak’s 50% interest to production (the carried interest provision).

In order to address the related party issues of the MPISA, the Company retained an independent mineral property evaluator, Ross Glanville & Associates Ltd. (Glanville) to prepare a valuation and fairness opinion in furtherance of the acquisition of 50% of Getty South property by Getty from Robak (the October 2002 Opinion). The October 2002 Opinion determined that it was fair from a financial point of view to the shareholders of Getty for it to issue 12 million of its shares (pre-consolidation) in exchange for a 50% interest in Getty South and 100% interest in the two satellite properties. At a Special Meeting of shareholders of the Company held December 9, 2002, the disinterested shareholders approved the acquisition of 50% of Getty South from Robak.

In 2004, as a result of the Company’s invitation, Robak presented the Company with the opportunity to acquire the remaining 50% interest in Getty South. In accordance with appropriate corporate governance procedures, the Board commissioned Glanville to prepare another valuation and fairness opinion on the acquisition of the remaining 50% interest in the Getty South property (the May 2004 Valuation). During the course of his review of material in support of the May 2004 Valuation, Glanville reported that he had become aware of resource information material to his October 2002 Opinion that he did not have at the time he prepared the October 2002 Opinion.

The October 2002 Opinion was based on a prior inferred resource estimate of 36 million tonnes of 0.47% Cu.  After reviewing the resource information, which Glanville concluded casts doubt on that estimate, it is now Glanville’s opinion that a 100% interest in the Getty South property (excluding the value of the satellite properties and subject to the 1.5% NSR) is $1.65 million; and taking into consideration the carried interest provision in the MPISA, which had not been considered in the October 2002 Opinion, of this amount, Glanville apportions $1.55 million of the total to Robak’s 50% interest and $100,000 to the Company’s 50% interest.  Glanville attributes the reduction in the value of 100% of Getty South from $5.0 million in October 2002 to $1.75 million in May 2004 to the effect of the carried interest provision and the resource information not taken into consideration by him in October 2002.  As part of the new valuation, and in light of the resource information that he concluded cast doubt on the prior inferred resource estimate, Glanville re-valued the prior exploration expenditures of $5.5 million, which he reduced from of $4.76 million to $1.70 million, and applied a higher discount rate to the calculated adjusted present value.

The Company has retained independent outside legal counsel, and the Board intends to seek additional technical advice regarding the valuations and is currently reviewing the facts relating to the Getty South transaction and may be seeking further technical advice, and will advise the market as material information becomes available.

The Company considers the Getty North property to be its primary exploration target and is the property on which the Company is expending most of its resources. Teck Cominco, on behalf of Highland Valley Copper, is conducting an exploration program on other Getty property under the terms of a Memorandum of Understanding with Highland Valley Copper. The Company has not conducted any exploration activity on the 50% interest in the Getty South property since it was acquired from Robak, nor is it required to do so in the future under the terms of the MPISA. This review of the acquisition of the Getty South property does not affect the Company’s ownership in any of its other assets including the Getty North, Getty Central, Getty Southwest or Transvaal properties, or the Company’s Memorandum of Understanding with Highland Valley Copper.

For further information, please contact:

Getty Copper Inc.

Suite 550 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Phone: 604.682.2205

Fax:     604.682.2235

The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gettycopper.com

GTC (TSX Venture Exchange)

GETTY COPPER INC.

Suite 550 – 999 West Hastings, Vancouver, and B.C., Canada V6C 2W2

Trading  Symbol TSX: GTC

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

GETTY  ANNOUNCES  NEW PRESIDENT  AND CEO

Vancouver, British Columbia, Canada

July 06, 2004

The Board of Directors of Getty Copper Inc. wishes to announce that the members of the company’s Board have appointed Dr. Vic A. Preto, PhD, P.Eng, as interim President and Chief Executive Officer of the company effective immediately.  The length of the term of this appointment is subject to Board review in 30 days.

The Board of Directors also reports that a Committee consisting of two directors, Mr. Pat Raleigh, P.Eng. and Mr. Robert C. Gardner, Q.C. has been created to negotiate with Robak Industries Ltd., a company controlled by Mr. John Lepinski, with respect to matters raised in the company’s disclosure news release dated July  6, 2004.

Dr. Preto, a qualified person under National Policy 43-101, has served as the company’s, COO, and has been directing the company’s 2004, diamond drill and exploration programs as announced by the company on June 7th, 2004.  The work and exploration programs, which commenced May 25th, 2004 on the company’s, Getty North Highland Valley Property located in Kamloops, British Columbia, will consist of a minimum of 10 diamond drill holes totaling approximately 2500 meters.  Geochemical and Geophysical analysis will also be conducted on this property.

For more information, please contact:

GETTY COPPER INC. (GTC: TSX-V)

Phone: (604) 682-2205

Fax:      (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gettycopper.com

GTC (TSX Venture Exchange)